UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE	ACT OF 1934

For the Fiscal Year Ended December 31, 2015

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File No. 001-37660

THE BERKSHIRE GAS COMPANY

401(k) PLAN FOR UNION EMPLOYEES

(Full Title of the Plan)

Avangrid, Inc.

157 Church Street

New Haven, CT 06506

(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive offices)

Financial Statements and Supplemental Schedules (Unaudited)

THE BERKSHIRE GAS COMPANY

401(k) PLAN FOR UNION EMPLOYEES

Years Ended December 31, 2015 and 2014

Plan Number: 005

Plan Sponsor EIN: 04-1731220

THE BERKSHIRE GAS COMPANY

401(k) PLAN FOR UNION EMPLOYEES

Years Ended December 31, 2015 and 2014

THE BERKSHIRE GAS COMPANY

401(k) PLAN FOR UNION EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

(Unaudited)

	As of December 31,
	2015	2014
	Total	Total
Assets
Investments, at fair value	$13,479,520	$14,108,197
Plan interest in the UIL Holdings Corporation Master Trust, at fair value	182,988	268,998

Total investments	13,662,508	14,377,195

Receivables:
Notes receivable from participants	264,961	258,671
Employer’s contributions	7,627	7,376
Participants’ contributions	15,534	22,435

Total receivables	288,122	288,482

Net assets available for Plan benefits	$13,950,630	$14,665,677

The accompanying notes are an integral part of the financial statements.

THE BERKSHIRE GAS COMPANY

401(k) PLAN FOR UNION EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

(Unaudited)

Year Ended
December 31, 2015
Additions
Investment income:
Interest and dividend income	$584,536
Net depreciation in fair value of investments	(613,069)

(28,533)

Net appreciation in fair value of the Plan’s interest in UIL Holdings Corporation Master Trust	22,690

Interest income on notes receivable from participants	11,320

Contributions:
Employer contributions	213,989
Employee contributions	620,636

834,625

Other additions	25,637

Total additions	865,739

Deductions
Payment of benefits	1,580,356
Miscellaneous	430

Total deductions	1,580,786

Net decrease	(715,047)
Net assets available for benefits:
Beginning of year	14,665,677

End of year	$13,950,630

The accompanying notes are an integral part of the financial statements.

THE BERKSHIRE GAS COMPANY

401(k) PLAN FOR UNION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

Years Ended December 31, 2015 and 2014

1.	Description of Plan:

The following brief description provides general information of The Berkshire Gas Company/401(k) Plan For Union Employees (the Plan), sponsored by The Berkshire Gas Company (the Company), whose parent company, Berkshire Energy Resources, is a wholly owned subsidiary of UIL Holdings Corporation (UIL Holdings). Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General:

The Plan is a defined contribution 401(k) prototype plan meeting the requirements of Sections 401(a), and related provisions of the Internal Revenue Code (the Code). The purpose of the Plan is to provide eligible employees with an opportunity and incentive to save for their retirement.

On December 16, 2015, UIL Holdings merged with and into a wholly-owned subsidiary of Avangrid, Inc. (Avangrid) pursuant to the Agreement and Plan of Merger dated as of February 25, 2015. At the close of the transaction, each share of UIL common stock held in the UIL Holdings Stock Fund was converted into one share of Avangrid, Inc., plus $10.50. In response to the pending merger, on December 9, 2015, the UIL Holdings Stock Fund closed to new investments.

The Plan is currently administered by the Avangrid Fiduciary Committee and was previously, through December 16, 2015, administered by the Benefits Administration Committee of UIL Holdings. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (ERISA). Vanguard Fiduciary Trust Company (VFTC) serves as the trustee and record keeper of the Plan, exclusive of proxy responsibilities related to voting of shares of Avangrid’s common stock and through December 16, 2015, UIL Holdings’ common stock.

All employees who are covered by a collective bargaining agreement are eligible to participate in the Plan as of the first day of the month after they have completed 12 months of employment.

In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-012 (ASU 2015-012) to reduce complexities in employee benefit plan accounting. ASU 2015-012 eliminates certain disclosures previously required by FASB Accounting Standards Codification 962, Defined Contribution Pension Plans. As applicable to the Plan, ASU 2015-012 no longer requires: i) the measurement of fully-benefit responsive investment contracts at fair value, ii) disclosures related to investments that represent five percent or more of net assets available for plan benefits and iii) net appreciation/depreciation for investments by general type and disaggregation of investments by nature, risk and characteristics.

THE BERKSHIRE GAS COMPANY

401(k) PLAN FOR UNION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

Years Ended December 31, 2015 and 2014

In May 2015, FASB also issued ASU No. 2015-07 (ASU 2015-07) to permit a reporting entity, as a practical expedient, to measure the fair value of certain investments using the net asset value per share of the investment. ASU 2015-07 eliminates the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The requirement to make certain disclosures for these investments was also removed.

As permitted, the Plan has chosen to early adopt the provisions of ASU 2015-012 and ASU 2015-07 and has retrospectively applied the relevant guidance in the preparation of the financial statements for the years ended December 31, 2015 and 2014.

Contributions:

Participant: Eligible employees may contribute up to 50% of eligible compensation on a pre-tax basis as savings contributions to their accounts during each year, subject to limitations of the Code as defined. Participants can direct the investment of contributions, which must be made in 1% increments, among various investment options. Eligible employees are automatically enrolled in the Plan at a 6% contribution level unless they specifically opt out of coverage after having been enrolled according to the Plan’s auto-enrollment provisions.

Participants age 50 or over by the end of the Plan year are eligible to make catch-up contributions in accordance with and subject to the limitations of Section 414(v) of the Code. The maximum additional contribution was $6,000 in 2015 and $5,500 in 2014. Catch-up contributions are not eligible for employer matching contributions.

Employer: Participants are immediately eligible to receive company matching contributions once they are enrolled in the Plan. The matching contribution for participants hired prior to March 5, 2010 is 100% of the first 1% of eligible compensation that is contributed to the Plan and 50% of the next 2% to 6% of eligible compensation that is contributed to the Plan, not to exceed 3.5% of eligible compensation. The matching contribution for participants hired after March 5, 2010 is as follows:

THE BERKSHIRE GAS COMPANY

401(k) PLAN FOR UNION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

Years Ended December 31, 2015 and 2014

	Company	Company
Employee	Contribution Effective	Contribution Effective
Contribution	March 5, 2010	1st Payroll Period of 2015
1%	1.25%	1.50%
2%	2.50%	3.00%
3%	3.75%	4.50%
4%	5.00%	6.00%
5%	6.25%	7.50%
6%	7.50%	9.00%

Matching contributions are invested according to participants’ chosen investment allocations.

Dividends paid on UIL Holdings’ common stock and Avangrid Common Stock:

Dividends paid on UIL Holdings’ common stock prior to the close of the merger that were not reinvested were recorded as income to the Plan and as benefit payments to participants, taxable to the participant, in the year received. Effective with the fourth quarter dividend, dividends are no longer able to be reinvested in the UIL Holdings Stock Fund or paid to participants in the form of a check. Dividends earned on funds held in the UIL Holdings Stock Fund in the fourth quarter of 2015 were allocated to participant accounts based on the allocation on file. Dividends earned on funds held in the Avangrid Stock Fund post to participant accounts based on the allocation on file.

Participant and Employee Stock Ownership Plan (ESOP) accounts:

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and, (b) Plan earnings, and charged with an allocation of administrative expenses, if any. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. An ESOP Account is separately maintained for each participant to record the number of shares owned by that participant through the Plan.

Forfeitures:

Forfeitures of nonvested accounts may be used to reduce future Company matching contributions. During 2015, there were no forfeitures used to reduce Company matching contributions. At December 31, 2015 and 2014, forfeited non-vested accounts were approximately $51 and $301, respectively.

THE BERKSHIRE GAS COMPANY

401(k) PLAN FOR UNION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

Years Ended December 31, 2015 and 2014

Voting rights:

Each participant is entitled to exercise voting rights, attributable to the shares of Avangrid’s common stock (previously UIL Holdings’ common stock through December 16, 2015). UIL Holdings’ common stock allocated to his or her account, and is notified by the trustee prior to the time that such rights are to be exercised. The trustee shall vote shares for which it has not received directions in the same proportions as the voting directions received from participants exercising their voting rights.

Vesting:

Participants are fully vested in the total value of all contributions upon entering the Plan.

Notes receivable from participants:

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lessor of $50,000 less the highest outstanding loan balance in the prior twelve months or one-half the present value of the participant’s vested account balance. Loan terms may not exceed five years except in the case of the purchase of a primary residence in which case the term may not exceed ten years. Participants are limited to one general purpose loan and one primary residence loan at a given time.

The loans are secured by the balance in the participant’s account and bear interest at rates which are equal to the prime interest rate on the first business day of the month in which the loan is issued plus 1%. Principal and interest is paid ratably through payroll deductions. The loans outstanding at December 31, 2015 have maturity dates through September 8, 2028 and bear interest rates of 4.25%. There were no loans in default as of December 31, 2015 and 2014.

Payment of benefits:

Upon termination of service, a participant may elect to receive a lump sum payment, installment payments, or partial payments as requested from time to time by the Participant. Terminated participants may also choose to maintain their accounts with the Plan administrator. Benefit payments before termination of service are permitted under certain circumstances consistent with Plan qualification requirements.

THE BERKSHIRE GAS COMPANY

401(k) PLAN FOR UNION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

Years Ended December 31, 2015 and 2014

Plan termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Company’s collective bargaining agreement and ERISA. Upon such termination of the Plan, the interest of each participant may be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Code or may be transferred to another qualified plan maintained by the Company or its successor.

2.	Summary of accounting policies:

Basis of accounting:

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition:

The Plan’s investments, consisting of shares of mutual funds, shares of the Vanguard Retirement Savings Trust (VRST) and an interest in the UIL Holdings Corporation Master Trust (UIL Holdings MT), are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares owned at year-end. Shares of the VRST are valued based on the redemption prices of units owned by the Plan, which is based on the current value of the funds’ underlying assets. At December 31, 2014, the UIL Holdings MT consisted of cash and UIL Holdings’ common stock, which was valued at the closing price on the New York Stock Exchange. As of December 31, 2015, the UIL Holdings MT consists of Avangrid’s common stock which is valued at the closing price on the New York Stock Exchange.

The VRST is a collective investment trust fund that invests solely in the Vanguard Retirement Savings Master Trust (the Master Trust). The underlying investments of the Master Trust are primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high-quality bonds, bond trusts and bond mutual funds.

THE BERKSHIRE GAS COMPANY

401(k) PLAN FOR UNION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

Years Ended December 31, 2015 and 2014

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Capital gain distributions are included in dividend income. Participants can purchase or redeem shares or units on a daily basis in any of the Plan’s funds based on the funds’ reported net asset value per share.

Notes receivable from participants:

Notes receivable from participants are measured at the notes’ unpaid principal balance plus any accrued interest receivable.

Plan expenses:

Investment fund management fees are charged to the Plan and reduce participant investment returns. Substantially all other expenses are paid by the Company.

Payment of benefits:

Benefits are recorded when paid.

3.	Fair value measurements:

Financial Accounting Standards Board Accounting Standards Codification 820 (ASC 820), Fair Value Measurements and Disclosures, establishes a fair value hierarchy that prioritizes the assumptions used in valuation techniques to measure fair value. This hierarchy consists of three broad levels as described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities.

Level 2 – Quoted prices in active markets for similar assets and liabilities or quoted prices in less active dealer or broker markets. There were no Level 2 investments in the Plan as of December 31, 2015 and 2014.

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and are unobservable. There were no Level 3 investments in the Plan as of December 31, 2015 and 2014.

THE BERKSHIRE GAS COMPANY

401(k) PLAN FOR UNION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

Years Ended December 31, 2015 and 2014

The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.

A description of the valuation methodologies used to measure Plan assets at fair value is provided below:

Level 1 fair value measurements:

Mutual Funds - The fair value of mutual funds is based on quoted net asset values of the shares held by the Plan at year-end. There are no restrictions as to the redemption of these investments nor does the Plan have any contractual obligations to further invest in any of the individual mutual funds.

UIL Holdings MT – At December 31, 2014, the fair value of the UIL Holdings MT was based on quoted market prices of UIL Holdings’ common stock and cash not yet reinvested in UIL Holdings’ common stock. As of December 31, 2015 the fair value is based on quoted market prices of Avangrid’s common stock.

The preceding methods described may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan’s investments are reported at fair value in the accompanying Statements of Net Assets Available for Plan Benefits. The following table sets forth the fair value of the Plan’s assets, by level, within the ASC 820 hierarchy, as of December 31, 2015 and 2014.

THE BERKSHIRE GAS COMPANY

401(k) PLAN FOR UNION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

Years Ended December 31, 2015 and 2014

	Fair Value Measurements Using:
	Quoted Prices
	in Active
	Markets for
	Identical Assets
	(Level 1)	NAV (a)	Total
December 31, 2015
Mutual Funds	$12,297,230	$—	$12,297,230
Common/Collective Trust	—	1,182,290	1,182,290
Plan Interest in UIL Holdings MT	182,988	—	182,988

Total	$12,480,218	$1,182,290	$13,662,508

December 31, 2014
Mutual Funds	$12,823,309	$—	$12,823,309
Common/Collective Trust	—	1,284,888	1,284,888
Plan Interest in UIL Holdings MT	268,998	—	268,998

Total	$13,092,307	$1,284,888	$14,377,195

(a)	Certain investments that were measured at Net Asset Value (NAV) per share have not been classified in the fair value hierarchy. The fair value amounts presented in this column are intended to permit reconciliation of the fair value hierarchy to the line item presented in the Statement of Net Assets Available for Plan Benefits.

4.	Interest in the UIL Holdings MT:

The Plan’s investment in Avangrid’s common stock (previously UIL Holdings’ common stock through December 16, 2015) is held in the UIL Holdings MT which was established for the investment of such assets of the Plan and several other 401(k) plans sponsored by UIL Holdings. The value of the Plan’s interest in the UIL Holdings MT is based on the beginning value of the Plan’s interest plus any activity specifically allocable to the Plan (i.e. contributions, investment income, etc.). The assets of the UIL Holdings MT are held by VFTC.

At December 31, 2015 and 2014, the net assets of the UIL Holdings MT totaled $47,723,388 and $55,695,889, respectively. The Plan’s interest in the net assets of the UIL Holdings MT totaled $182,988, or 0.4%, and $268,998, or 0.5%, at December 31, 2015 and 2014, respectively.

THE BERKSHIRE GAS COMPANY

401(k) PLAN FOR UNION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

Years Ended December 31, 2015 and 2014

The following table presents the changes in net assets of the UIL Holdings MT for the year ended December 31, 2015:

2015
Additions
Investment income:
Interest and dividend income	$1,624,595
Net appreciation in fair value of investments	6,712,160

8,336,755

Contributions:
Employer contributions	3,327,234
Employee contributions	240
Rollover contributions	703,789

4,031,263

Total additions	12,368,018

Deductions
Payment of benefits	2,930,014
Participant loan withdrawals	734,396
Interfund transfers	16,674,628
Other	1,481

Total deductions	20,340,519

Net decrease	(7,972,501)
Net assets available for Plan benefits:
Beginning of year	55,695,889

End of year	$47,723,388

5.	Fully benefit-responsive investment contract:

The VRST includes fully benefit-responsive investments stated at fair value using the practical expedient. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the VRST at contract value. Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals.

THE BERKSHIRE GAS COMPANY

401(k) PLAN FOR UNION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

Years Ended December 31, 2015 and 2014

The existence of certain conditions can limit the VRST’s ability to transact at contract value with issuers of its investment contracts. Specifically, any event outside the normal operation of the VRST that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the VRST or a unit holder, tax disqualification of the VRST or unitholder and certain VRST amendments if issuers’ consent is not obtained. As of December 31, 2015, Plan management believes that the occurrence of an event that would cause the VRST to transact at less than contract value is not probable.

In general, issuers may terminate the contract and settle at an amount other than contract value if there is a change in the qualification status of the participant, employer or plan; a breach of material obligations under the contract and misrepresentation by the contract holder; or failure of the underlying portfolio to conform to the pre-established investment guidelines.

6.	Related party transactions

The Plan invests in shares of mutual funds managed by an affiliate of VFTC and shares of Avangrid common stock (previously UIL Holdings common stock through December 16, 2015). VFTC acts as trustee for Plan investments and UIL Holdings is the Plan sponsor, therefore, these transactions qualify as party-in-interest transactions. Notes receivable from participants also qualify as party-in-interest transactions. All of these party-in-interest transactions are exempt from the prohibited transaction rules of ERISA.

7.	Tax status:

The Internal Revenue Service determined and informed the Company by letter dated September 28, 1995, that the Plan was qualified under IRC Section 401(a) and 401(k). The Plan has subsequently been amended since receiving the determination letter. However, the Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. A new determination letter has been requested by the Plan but has not yet been received.

Management evaluated the Plan’s tax position and concluded that as of December 31, 2015 the Plan had taken no uncertain tax positions that require recognition of a liability (or asset) in the financial statements.

The Plan Administrator believes the Plan is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for the years before 2012.

THE BERKSHIRE GAS COMPANY

401(k) PLAN FOR UNION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

Years Ended December 31, 2015 and 2014

8.	Risks and uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

9.	Reconciliation of financial statements to Form 5500:

The following tables reconcile net assets available for Plan benefits per the financial statements to the Form 5500:

	December 31, 2015	December 31, 2014
Net assets available for Plan benefits per the financial statements	$13,950,630	$14,665,677
Adjustment from contract value to fair value	—	39,446

Net assets available for Plan benefits per the Form 5500	$13,950,630	$14,705,123

The following is a reconciliation of the net increase in net assets available for Plan benefits per the financial statements to the Form 5500:

Year Ended
December 31, 2015
Net decrease in net assets available for Plan benefits per the financial statements	$(715,047)
Prior year adjustment from contract value to fair value	(39,446)
Current year adjustment from contract value to fair value	—

Net decrease in net assets available for Plan benefits per the Form 5500	$(754,493)

10.	Nonexempt prohibited transactions:

The Company is not aware of any nonexempt transactions in 2015.

THE BERKSHIRE GAS COMPANY

401(k) PLAN FOR UNION EMPLOYEES

SCHEDULE H, LINE 4(i)

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Plan Number: 005    Plan Sponsor EIN: 04-1731220

December 31, 2015

	(b)	Description of Investment
	Identity of Issue, Borrower,	Including Maturity Date, Rate of Interest	(d)	(e)
(a)	Lessor or Similar Party	Collateral, and Par or Maturity Value	Cost	Current Value
	PIMCO Total Return Fund, Institutional Class	Registered Investment Company	$68,671	$64,470
*	Vanguard Extended Market Index Fund	Registered Investment Company	354,875	388,414
*	Vanguard Institutional Index Fund	Registered Investment Company	568,760	648,281
	TRP New America Growth Fund	Registered Investment Company	206,279	192,370
	Templeton Foreign Fund - Advisor Shares	Registered Investment Company	3,250	2,799
*	Vanguard Prime Money Market Fund	Registered Investment Company	51	51
*	Vanguard Retirement Savings Trust IV	Common/Collective Trust	1,182,290	1,182,290
*	Vanguard International Growth Fund Admiral Shares	Registered Investment Company	3,245	2,975
*	Vanguard Target Retirement 2010	Registered Investment Company	390,876	390,583
*	Vanguard Target Retirement 2015	Registered Investment Company	1,070,927	1,073,165
*	Vanguard Target Retirement 2020	Registered Investment Company	2,611,028	2,751,075
*	Vanguard Target Retirement 2025	Registered Investment Company	4,982,495	5,251,761
*	Vanguard Target Retirement 2030	Registered Investment Company	508,865	549,791
*	Vanguard Target Retirement 2035	Registered Investment Company	211,067	217,055
*	Vanguard Target Retirement 2040	Registered Investment Company	121,141	120,489
*	Vanguard Target Retirement 2045	Registered Investment Company	129,354	128,737
*	Vanguard Target Retirement 2050	Registered Investment Company	153,924	162,538
*	Vanguard Target Retirement 2055	Registered Investment Company	40,695	40,200
*	Vanguard Target Retirement 2060	Registered Investment Company	2,645	2,577
*	Vanguard Target Retirement Income	Registered Investment Company	31,448	31,978
*	Vanguard Total International Stock Index Fund	Registered Investment Company	7,282	6,615
*	Vanguard Wellesley Income Fund, ADM	Registered Investment Company	194,347	190,593
*	Vanguard Windsor II Fund	Registered Investment Company	82,474	77,762
	WB Value Discovery	Registered Investment Company	3,214	2,951
*	Avangrid Stock Fund	Company Stock Fund	145,583	182,988
*	Notes receivable from participants	Interest rates are 4.25%	264,961	264,961

Total investments and notes receivable from participants (held at end of year)			$13,339,747	$13,927,469

*	Party in Interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

THE BERKSHIRE GAS COMPANY
401(K) PLAN FOR UNION EMPLOYEES

Date: June 20, 2016	By	/s/ Richard J. Nicholas
Richard J. Nicholas
Chief Financial Officer
Avangrid, Inc.